EXHIBIT (2)(c)

EATON VANCE MUNICIPAL INCOME TRUST

Amendment No. 2 to By-Laws

August 16, 1999

Pursuant to ARTICLE XIV of the By-laws of Eaton Vance Municipal Income Trust, (the “Trust”) upon vote of a majority of the Trustees of the Trust, Section 1. DEFINITIONS. of ARTICLE VII of the By-laws of the Trust is amended as follows:

1. “S&P Discount Factor” is amended by the addition of the following table:

      S&P Discount Factors for AAA Rated 30-Year General Obligation Zero-Coupon Bonds

Exposure Period

45 Business Days	4.876
25 Business Days	3.889
10 Business Days	2.827
7 Business Days	2.529
3 Business Days	2.001

2. “S&P Eligible Assets” is amended by the deletion of “(ii) is interest bearing and pays interest at least semi-annually”, and the remaining sub-sections are renumbered (ii) through (vi).

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